SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

VESTIN GROUP, INC.

(Name of Subject Company)

VESTIN GROUP, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

8627281107

(CUSIP Number of Class of Securities)

Robert J. Aalberts

c/o Vestin Group, Inc.
8379 West Sunset Road
Las Vegas, Nevada 89113
(702) 227-0965
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Ira Levine, Esq.
Levine, Garfinkle & Katz
3441 S. Eastern Avenue, Suite 600
Las Vegas, Nevada 89109
(702) 735-0451

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1: Subject Company Information.

     (a) Name and address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9” or this “Statement”) relates is Vestin Group, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 8379 West Sunset Road, Las Vegas, Nevada 89113. The telephone number of the principal executive offices of the Company is (702) 227-0965. The information set forth under the caption “Certain Information Concerning the Company” in the Offer to Purchase is incorporated herein by reference.

     (b) Securities. This Schedule 14D-9 relates to the common stock, par value $0.0001 per share, of the Company (the “Shares”). As of the close of business on March 25, 2005, there were 2,528,835 Shares outstanding. The Shares are currently quoted in the pink sheets published by the Pink Sheet LLC Electronic Quotation Service under the symbol “VSTN.PK.”

Item 2: Identity and Background of Filing Person.

     (a) Name and address. This Schedule 14D-9 is being filed by the Company. The business address and business telephone number of the Company filing this Statement are set forth in Item 1(a) above, which information is incorporated herein by reference.

     (d) Tender offer. This Schedule 14D-9 relates to the tender offer made by Michael V. Shustek disclosed in a Tender Offer Statement on Schedule TO, dated April 5, 2005 (as amended or supplemented from time to time, the “Schedule TO”), to purchase any and all of the outstanding Shares not currently owned by Mr. Shustek at the price of $2.85 per Share, net to the seller in cash, less any required withholding of taxes and without payment of interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 5, 2005 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and incorporated herein by reference. Mr. Shustek is the majority stockholder and Chairman, Chief Executive Officer and President of the Company. Mr. Shustek’s business address is c/o Vestin Group, Inc., 8379 West Sunset Road, Las Vegas, Nevada 89113, and his business telephone number is (702) 227-0965.

Item 3: Past Contacts, Transactions, Negotiations and Agreements.

     (d) Conflicts of interest. Certain information regarding agreements, arrangements or understandings between the Company and its subsidiaries, on the one hand, and Mr. Shustek, on the other hand, is provided under the captions “Certain Information Concerning Mr. Shustek” and “Background of the Offer; Past Contacts or Negotiations with the Company” in the Offer to Purchase and is incorporated herein by reference.

Item 4: The Solicitation or Recommendation.

(a) Solicitation and Recommendation.

     Recommendation of the Special Committee

     THE MEMBERS OF THE SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     Background.

     In December of 2003, the Board of Directors of the Company appointed a special committee of independent directors (the “Special Committee”) to consider a proposed transaction by Mr. Shustek to acquire complete control of, and the entire interest in, the Company. However, before the Special Committee engaged in any substantive negotiations or conducted a valuation of the

Company, Mr. Shustek advised the Special Committee on February 13, 2004 that he was no longer prepared to proceed with the proposed transaction because of the anticipated costs in relation to the size of the transaction.

     On August 23, 2004, Mr. Shustek filed a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”) with the Securities and Exchange Commission (the “SEC”) in which he described his intention to make privately negotiated and open market purchases of Shares because he believed the Shares were undervalued. The Special Committee was not consulted and did not participate in the preparation of the Schedule 13E-3. The Special Committee has been informed that no purchases were made by Mr. Shustek in accordance with the plans set forth in the Schedule 13E-3 because of the position of the SEC staff that each subsequent purchase would constitute a 13E-3 transaction requiring a separate filing with the SEC.

     In January and February 2005, Mr. Shustek orally advised the Board of Directors that he was considering making a tender offer to acquire any and all Shares not owned by him. Thereafter, the Board reconstituted its Special Committee. On March 3, 2005, Mr. Shustek orally advised the Board that he was considering an all cash tender offer at $2.85 a share. The Special Committee held a meeting on that date to consider Mr. Shustek’s non-binding proposal. At the meeting, the Special Committee reviewed a preliminary report prepared by Houlihan Valuation Advisors (“HVA”) entitled “Fair Value Determination of Vestin Group, Inc.” (the “Valuation Report”). The Valuation Report indicated a range of fair values for the Shares of $2.35 to $2.70 per Share. After reviewing the preliminary Valuation Report, the Special Committee asked HVA to consider certain additional facts regarding the Company’s future prospects.

     On March 10, 2005, the Special Committee held another meeting to consider the non-binding proposal of Mr. Shustek. A representative of HVA participated in the meeting and answered a number of questions raised by the Special Committee. At the completion of this meeting, the Special Committee decided to consider all the information presented and meet the following day for further discussions. On March 11, 2005, the Special Committee met again and following the meeting advised Mr. Shustek that it had tentatively concluded it would recommend that the Company’s stockholders accept an offer at $2.85 per Share, subject to review of the final Valuation Report.

     On March 24, 2005, the Committee held another meeting during which it reviewed the Valuation Report. A representative of HVA participated in the meeting and answered a number of questions regarding the Valuation Report. After considering the Valuation Report, the Special Committee asked Mr. Shustek if he would commit to acquire any Shares remaining outstanding after completion of his tender offer at the same price of $2.85 per Share. Mr. Shustek advised that he would make this commitment if he owned at least 90% of the outstanding Shares following completion of the tender offer and would agree to proceed with the Offer on this basis.

     On March 31, 2005, the Special Committee met again to review the final Valuation Report, which indicated a range of fair values of $2.35 to $2.70 per Share. A representative of HVA participated in a portion of the meeting and answered a number of questions regarding the factors considered in determining the fair value of the Shares. After considerable deliberations, the Special Committee then resolved to recommend to stockholders that they accept the proposed offer of $2.85 per Share and tender their Shares pursuant to the Offer.

(b) Reasons for the Recommendation.

     In recommending that stockholders of the Company accept the Offer and tender their Shares, the Special Committee considered primarily the following factors: (i) the fairness of the Offer Price; (ii) the lack of liquidity for the Shares; and (iii) the lack of any prospect for alternative offers by third parties to acquire the Shares.

     In evaluating the fairness of the Offer Price, the Special Committee placed significant emphasis upon the Valuation Report prepared by HVA. HVA concluded that the value of the Shares was in a range of $2.30 to $2.70 per Share. HVA, as well as a number of other valuation advisers, were introduced to the Special Committee by the Company’s outside legal counsel in early 2004, when the Committee was considering hiring advisers to assist it in evaluating a possible offer from Mr. Shustek. The Special Committee, however, did not retain HVA or any other valuation advisers at that time. In early 2005, after Mr. Shustek indicated his interest in pursuing a tender offer, he advised the Special Committee that the Company had retained HVA to prepare a valuation report. The Special Committee then met separately with an HVA representative. The Special Committee was favorably impressed with the experience of the representative who had provided independent valuations for many transactions during his 23 year career. The Special Committee also discussed valuation methodology with the HVA representative and was satisfied with HVA’s approach. The Special Committee was advised by Mr. Shustek and the HVA representative that HVA had not had any prior business dealings with Mr. Shustek, the Company or any of their respective affiliates. The Special Committee concluded that HVA had the requisite competence and independence to render the Valuation Report

     As further discussed in “Item 4(a)— Background” above, the Special Committee held several meetings to discuss and evaluate the Valuation Report and met with HVA to discuss their methodology and conclusions. On March 31, 2005, after considering the final Valuation Report, the Special Committee resolved to recommend that stockholders accept the proposed offer of $2.85 per Share. The Special Committee believes that the Offer Price is fair — it represents a premium of $0.15, or 5.6%, over the high end of the valuation of the Shares prepared by HVA.

     In recommending the Offer, the Special Committee also considered the lack of liquidity for the Shares. The Shares currently are quoted in the pink sheets. Trading volume averaged 434 Shares per day since the Company was de-listed from Nasdaq on February 4, 2005 and prior to the public announcement of the Offer on March 25, 2005, and there were many days when there was no trading. Thus, current stockholders may have a difficult time disposing of their Shares. Additionally, any significant selling pressure could result in a material decline in the price of the Shares. The Special Committee believes that this illiquidity is likely to continue and that it is unlikely that an active trading market for the Shares will develop in the foreseeable future given the small public float. For these reasons, the Special Committee believes that the Offer represents an opportunity for stockholders to dispose of their Shares at a fair price and obtain liquidity for an otherwise illiquid investment.

     Finally, in recommending the Offer, the Special Committee considered the lack of any alternatives to Mr. Shustek’s proposal. The Company has not received any other firm offers during the past two years. In the view of the Special Committee, it is highly unlikely that any firm offers would be received from any third party because of Mr. Shustek’s control of a majority of the outstanding Shares and Mr. Shustek’s public statements indicating his intention to increase his Share holdings. Under these circumstances, the Special Committee concluded that it would not be fruitful to explore the possibility of obtaining an alternative offer from a third party.

     The foregoing discussion of the material factors considered by the Special Committee is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Special Committee may have assigned different weights to different factors. After weighing all of these considerations, the Special Committee unanimously approved the terms of the Offer and recommended that holders of Shares tender their Shares in the Offer.

(c) Intent to Tender.

     At this time, the Special Committee does not know if any directors or executive officers will agree to tender their Shares in response to the Offer.

Item 5: Persons/Assets, Retained, Employed, Compensated or Used.

     The Company and Mr. Shustek will not pay any fees or commissions to any broker or dealer or to any other person (other than to the depositary for the Offer) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Mr. Shustek for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

Item 6: Interest in Securities of the Subject Company.

     No transactions in the Shares have been effected during the past 60 days by the Company or any of its subsidiaries or, to the best of the Company’s knowledge, by any executive officer, director or affiliate of the Company.

Item 7: Purposes of the Transaction and Plans and Proposals.

     Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

     Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in this Item 7.

Item 8: Additional Information.

     The information contained in the Exhibits referred to in Item 9 below is incorporated by reference herein.

Item 9: Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated April 5, 2005 (filed as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference).*

(a)(1)(B)	Form of Letter of Transmittal (filed as Exhibit (a)(1)(B) to the Schedule TO and incorporated herein by reference).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery (filed as Exhibit (a)(1)(C) to the Schedule TO and incorporated herein by reference).*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(D) to the Schedule TO and incorporated herein by reference).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(E) to the Schedule TO and incorporated herein by reference).

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed as Exhibit (a)(1)(F) to the Schedule TO and incorporated herein by reference).*

(a)(5)(A)	Press Release issued by the Company on March 25, 2005 (filed on March 25, 2005 with the SEC on Form 8-K and incorporated herein by reference)

(e)(1)	Employment Agreement by and between the Company and Michael V. Shustek, dated December 1, 1999 (previously filed on Form 10-KSB (File No. 000-24803) on March 31, 2000, and incorporated herein by reference)

* Mailed to stockholders.

(e)(2)	Aircraft Usage Agreement by and between the Company and C5, LLC, dated September 1, 2002 (previously filed on Form SB-2/A (File No. 333-104109) on June 4, 2003, and incorporated herein by reference)
(e)(3)	Securities Pledge and Control Agreement between the Michael Shustek Trust and The CIT Group/Equipment Financing, Inc., dated December 30, 2002 (previously filed with the SEC by Mr. Shustek as Exhibit B to Amendment No. 1 to Schedule 13D, filed February 9, 2004 (the “Schedule 13D/A”), and incorporated herein by reference)
(e)(4)	Stock Pledge and Security Agreement by and among Michael V. Shustek in his individual capacity and as trustee of the Michael V. Shustek Trust u/t/a dated February 14, 1994, Capital One, LLC and John K. Baldwin dated August 25, 2003 (previously filed with the SEC by Mr. Shustek as Exhibit C to the Schedule 13D/A and incorporated herein by reference)
(e)(5)	Agreement, dated January 3, 2005, by and among the Company, James Walsh, Joseph Namath and Planned Licensing, Inc. (previously filed on Form 8-K (File No. 000-24803) on January 3, 2005, and incorporated herein by reference)
(e)(6)	Promissory Note, dated December 29, 2004, issued by the Company in favor of Shustek Investments, Inc. in the amount of $1.6 million (previously filed on Form 8-K (File No. 000-24803) on January 3, 2005, and incorporated herein by reference)
(e)(7)	Stock Pledge Agreement, dated December 29, 2004, by and between the Company and Shustek Investments, Inc. (previously filed on Form 8-K (File No. 000-24803) on January 3, 2005, and incorporated herein by reference)

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

VESTIN GROUP, INC.

/s/ JOHN ALDERFER
Name: John Alderfer Title: Chief Financial Officer
Date: April 5, 2005